Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen New York Premium Income Municipal Fund, Inc.
f/k/a Nuveen Insured New York
Premium Income Municipal Fund, Inc.

811-03319

The annual meeting of shareholders was held in the offices of Nuveen Investments on March 30, 2012; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to May 8, 2012 and then to June 15, 2012.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on March 1, 2012, under Conformed Submission Type DEF 14A, accession number 0001193125-12-092168.